Thompson Hine

December 30, 2020

 Ms. Elena Stojic

Attorney Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neiman Funds (the "Trust" or the "Registrant") File Nos. 811-21290 and 333-102844

Dear Ms. Stojic:

This letter responds to supplemental telephonic comments you provided to Mr. Parker Bridgeport on December 22, 2020, relating to a response letter dated December 21, 2020, that related to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Advisors Capital US Dividend Fund, Advisors Capital Small/Mid Cap Fund, and Advisors Capital Tactical Fixed Income Fund (each a "Fund" and together the "Funds"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to this letter. The Registrant notes that the effective date of the Funds’ registration has been delayed to January 11, 2021.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement.

General

Please submit a response letter as correspondence at least five business days prior to the Fund's Rule 485(b) filing that address responses to the comments provided. Please carry any revisions to all relevant portions of the prospectus. Please note that the Registrant and its management are responsible for the content of the registration statement notwithstanding any commentary or lack of commentary from the SEC staff.

Prospectus

All Funds

Comment 1. Please include a website for the Funds, if the Registrant intends to rely upon various reporting and disclosure conditions that require provision of a website for shareholder access for various documents.

Response. The Registrant has included a website in appropriate locations.

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Advisors Capital US Dividend Fund and Advisors Capital Small/Mid Cap Fund

Comment 2. The SEC staff is unable to conclude that the presentation of prior performance of the sub-adviser is supported by no action letter guidance. (The balance of the comment is omitted for the sake brevity and in light of the Registrant’s decision to remove prior performance). Please delay the effective date of the Funds’ registration statement to allow for further study of responses provided or remove the prior performance disclosures.

Response. The Registrant has removed prior performance disclosures.

STATEMENT OF ADDITIONAL INFORMATION

Comment 3. Please provide additional disclosures related to the portfolio managers’ compensation that addresses details contemplated by instructions 2 and 3 to Item 20(b).

Response. The Registrant has amended disclosures related to compensation to include additional detail related the discretionary nature of bonus eligibility and to describe health insurance and retirement plan compensation as described below.

PORTFOLIO MANAGER COMPENSATION

The Portfolio Managers receive a base salary as well as a discretionary bonus. Bonuses are based on a discretionary evaluation of performance over 1 year, 3 years, and 5 years. Performance is not directly linked to the returns of a Fund versus an index. The majority of the bonus compensation is weighted towards 3 and 5 years to incentivize the Portfolio Managers to think longer-term. Bonuses are performance-based; based on both the Sub-Advisor's and individual performance. The Portfolio Managers may also receive equity of the Sub-Advisor at a discount if they have been with the Sub-Advisor for 5-10 years and demonstrate strong performance. Kevin Strauss is also a partner of the Sub-Advisor and therefore receives a share of the Sub-Advisor’s profits based upon his percentage of ownership of the Sub-Advisor. The Portfolio Managers receive health insurance and retirement plan compensation that is more favorable than some other employees of the Sub-Adviser.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport